AH
3.1.2004

04001851

VP 2-27-04

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SEC FILE NUMBER
8- 49858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 26 2004

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
High Mark Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 South Florida Avenue, Suite 400
(No. and Street)

Lakeland, (City) Florida (State) 33801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Wiseman 863-577-1910
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stapleton, Smith & Johnson, P.A.
(Name — if individual, state last, first, middle name)

6600 34th Avenue North, St. Petersburg, FL 33710
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (2-89)

OATH OR AFFIRMATION

I, Kenneth Wiseman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of High Mark Securities, Inc., as of of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No Exceptions

SHERRY HOLDER
Notary Public - State of Florida
My Commission Expires Sep 20, 2005
Commission # DD058188
Bonded By National Notary Assn.

Sherry Holder 2/25/04
Notary Public

Kenneth Wiseman
Signature

CFO
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and t Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of co solidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous aud

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stapleton, Smith
& Johnson, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

6600-34th Avenue North

St. Petersburg, FL 33710

Phone: 727.381.1699

Fax: 727.384.0723

High Mark Securities, Inc.
Financial Statements
December 31, 2003

Stapleton, Smith
& Johnson, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

6600 · 34th Avenue North

St. Petersburg, FL 33710-1515

Phone: 727/381/1699

Fax: 727/384/0723

Board of Directors
High Mark Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of High Mark Securities, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

MEMBER

American Institute of Certified Public Accountants

Florida Institute of Certified Public Accountants

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stapleton, Smith & Johnson, P.A.

Stapleton, Smith & Johnson, P. A.
St. Petersburg, Florida
February 19, 2004

Stapleton, Smith & Johnson, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

6600 - 34th Avenue North
St. Petersburg, FL 33710-1515
Phone: 727/381/1699
Fax: 727/384/0723

Stapleton, Smith
&Johnson, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

6600 · 34th Avenue North

St. Petersburg, FL 33710-1515

Phone: 727/381/1699

Fax: 727/384/0723

The Shareholders
High Mark Securities, Inc.

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of High Mark Securities, Inc. as of December 31, 2003 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of High Mark Securities, Inc. as of December 31, 2003, and the results of its operation and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stapleton, Smith & Johnson, P.A.

STAPLETON, SMITH & JOHNSON, P.A.
February 19, 2004

High Mark Securities, Inc.
Balance Sheet
Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$ 400,647
Commissions receivable	491,600
Deposit with Clearing Houses	25,000
Receivable representatives	23,452
Prepaid expenses	18,761
Office equipment, at cost, less accumulated depreciation of $17,795	9,728
Deferred tax benefit	1,118
Total assets	$ 970,306

Liabilities & Stockholders' Equity

Liabilities:	
Accounts payable	$ 40,230
Commissions payable	501,142
Recouped commissions payable	117,189
	658,561
Subordinated debt	0
Stockholders' Equity:	
Common stock (1,000 shares authorized, 200 shares issued and outstanding, $1 par value)	200
Paid-in capital	404,447
Retained earnings (deficit)	(92,902)
Total stockholders' equity	311,745
Total liabilities & stockholders' equity	$ 970,306

The accompanying notes are an integral part of this financial statement.

High Mark Securities, Inc.
Statement of Income
For the year ended December 31, 2003

Revenue	$10,011,378
Expenses:	
Commissions	4,844,803
Administrative and marketing fees	4,821,343
Salaries and temporary staffing	48,129
Professional fees	95,484
Licenses and fees	32,537
Payroll taxes	5,116
Employee benefits	16,459
Office	5,567
Travel	1,122
Postage	12,963
Insurance	11,223
Telephone and utilities	3,025
Depreciation	5,898
Other administrative expenses	3,385
Total expenses	9,907,054
Income from operations	104,324
Other income (expense):	
Income tax - deferred	(31,264)
Interest	1,952
Net income	$ 75,012

The accompanying notes are an integral part of this financial statement.

High Mark Securities, Inc.
Statement of Cash Flows
For the year ended December 31, 2003

Cash flows from operating activities:	
Cash received from clients	$ 9,807,120
Interest received	1,952
Cash paid to suppliers and employees	(9,735,588)
Net cash provided by operating activities	73,484
Cash and cash equivalents, January 1, 2003	327,163
Cash and cash equivalents, December 31, 2003	$ 400,647

Reconciliation of net income to net cash provided by operating activities:	
Net income	$ 75,012
Depreciation	5,898
Decrease clearing deposit	11,803
Increase in receivables	(111,594)
Increase in prepaids	(10,352)
Decrease deferred tax benefit	31,264
Decrease accounts payable	(38,586)
Increase commissions payable	197,643
Decrease recouped commissions payable	(87,604)
Net cash provided by operating activities	$ 73,484

The accompanying notes are an integral part of this financial statement.

HIGH MARK SECURITIES, INC.
Statement of Change in Stockholders' Equity
For the year ended December 31, 2003

	Capital Stock Common Stock Shares	Capital Stock Common Stock Amount	Additional Paid in Capital	Retained Earnings (Deficit)	Total Shareholders' Equity
Balances at January 1, 2003	200	$ 200	$ 404,447	$(167,914)	$236,733
Net income current		0	0	75,012	75,012
Balance at December 31, 2003	200	$ 200	$404,447	$(92,902)	$311,745

The accompanying notes are an integral part of this financial statement.

NOTE-1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

In 1998 the Company became a broker-dealer registered with the Securities and Exchange Commission (SEC), and a member of the National Association of Securities Dealers, Inc. The Company is a Florida corporation that is a wholly-owned subsidiary of High Mark Associates, Inc. (Parent).

Basis of Presentation

The financial statements include only the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer under SEC Rule 15c3-1(a)(2)(vi), "Other Brokers or Dealers." The Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for customers. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Income Taxes

The Company has elected to file its tax return as part of its parents consolidated income tax return. Federal and state income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Plant Assets

Plant assets are carried at cost. Assets lives range from five to seven years and are predominantly five years. Depreciation is computed by using accelerated methods for both financial and income tax purposes. Depreciation expense for the year ended December 31, 2003 was $5,898.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

NOTE-1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-(continued)

Commissions

Commissions on stocks and related clearing expenses are recorded on a trade date basis as securities transactions occur. Commissions on annuities and related representative commission expense are record on date of submission to the insurance company.

NOTE-2 COMMISSIONS RECEIVABLE AND RECOUPED COMMISSIONS PAYABLE

Accounts receivable commissions consist of unpaid commission due from annuity providers on annuity contracts submitted to them as of December 31, 2003. Recouped commissions payable consist of advanced commission owed annuity providers on annuity contracts submitted to the providers that have been denied and will not be issued.

NOTE-3 NET CAPITAL REQUIREMENTS

With respect to its securities transactions, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $250,883, which was $206,977 in excess of its required net capital of $43,906. The Company's net capital ratio was 2.62 to 1.

NOTE-4 CONCENTRATIONS OF RISKS

The Company maintains cash balances at several financial institutions located in Florida. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2003, the Company's uninsured cash balances total $292,799.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE-5 STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has not presented a statement of changes in liabilities subordinated to claims of general creditors as no subordinated liabilities existed at any time during the year ended December 31, 2003.

NOTE-6 RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATION

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2003, consist of the following:

	Receivable	Payable
Deposit with clearing firms	$ 25,000	$ 0
Commissions receivable/payable	491,600	501,142
Recouped commissions receivable/payable	0	117,189
Total	$ 516,600	$ 618,331

NOTE-7 INCOME TAXES

Operating Loss Carryforwards

The Company has a loss carryforward totaling $5,452, from prior years operations, that may be offset against future taxable income. If not used, the carryforward will expire in 18 years.

Deferred Taxes

The net deferred tax benefit in the accompanying balance sheet includes the following amounts of deferred tax assets and liabilities:

Deferred tax liability	$ 0
Deferred tax asset	1,118
Net deferred tax benefit	$ 1,118

The deferred tax asset results from prior year net operating loss, which will be carried forward to offset future taxable income.

The components of income tax expense (benefit) are as follows:

Current	$ 0
Deferred	(31,264)
Income tax deferred	$(31,264)

NOTE-8 OPERATING, MARKETING AND ADMINISTRATIVE EXPENSES

Related Parties

The Company receives a number of management and marketing services from High Mark Insurance & Financial Services of Polk County, Inc. Charges for these services were $4,821,343 in 2003. High Mark Insurance & Financial Services of Polk County, Inc. and the Company have common stockholders. Operating results or financial position of the Company could be significantly different from those that would have been obtained if the entities were autonomous.

SUPPLEMENTAL SCHEDULE

HIGH MARK SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of
Securities and Exchange Commission - Schedule I
as of December 31, 2003

Net Capital:	
Total stockholders' equity	$ 311,745
Less:	
Clearing House accounts and petty cash	7,803
Net plant assets	9,728
Prepaid expenses	18,761
Deferred tax benefit	1,118
Representatives receivable	23,452
Net capital	$ 250,883
Aggregate indebtedness:	
Commission payable representative	$ 501,142
Recouped commissions payable	117,189
Account payable	40,230
Total aggregate indebtedness	$ 658,561
Computation of basic net capital requirement, minimum net capital required:	
Company requirement	$ 43,906
Excess net capital at 1500 percent	$ 206,977
Excess net capital at 1000 percent	$ 185,027
Ratio: Aggregate indebtedness to net capital	2.62 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2003):	
Net capital, as reported in Company's Part II (unaudited) Focus report	$ 218,347
Company and Auditor adjustments after Focus reporting:	
Decrease in commission receivable	(7,546)
Decrease in accounts payable, accrued liabilities, expense and other	40,082
Net capital per above	$ 250,883

The accompanying notes are an integral part of these financial statements.